Ex. 99-B.4.25

NG Life Insurance and Annuity Company

ENDORSEMENT

The Contract and the Certificate are endorsed as follows.
1.	The Section entitled Asset Rebalancing is deleted.
2.

The Section entitled Systematic Allocation is deleted and replaced with the following:

Systematic Allocation:

A process whereby all or any portion of the Current Value of any Participant Account held in a Fund may automatically be transferred or reallocated between any other allowable Fund. The Company reserves the right to limit the Funds that can be used to pay out or receive Systematic Allocations. The Participant (with the consent of the Contract Holder) may initiate one of the following Systematic Allocations available under the Contract:

(a)

Dollar Cost Averaging:

A program which allows a Participant to systematically transfer amounts from the Company money market fund under the Contract to the Fixed Account, and/or one or more of the Funds held by the Separate Account. Amounts may be transferred out of existing Funds into the Company money market fund under the Contract. Amounts transferred to or from the Fixed Account and subsequently surrendered during the accumulation period will be subject to the surrender fee described in the Contract. If elected, only account values invested in the Separate Account (excluding the ING GET Fund) are eligible for Dollar Cost Averaging. The Company reserves the right to establish a minimum Participant Account Current Value for participation in Dollar Cost Averaging. We also reserve the right to change the terms and conditions for Dollar Cost Averaging upon notification to the Contract Holder and Participants. To elect to participate in Dollar Cost Averaging, Participants should contact the service center. This program is not available to Participants who are using Asset Rebalancing.

(b)

Asset Rebalancing:

A program that allows Participants to have their Participant Account values automatically reallocated to specified percentages on a scheduled basis. If elected, only account values invested in the Separate Account (excluding the ING GET Fund) are eligible to be rebalanced. Account values invested in the Fixed Account are not eligible to be rebalanced. Transfers made under this program will not be subject to the annual transfer limits imposed by the Contract. To elect to participate in Asset Rebalancing, Participants should contact the service center. This program is not available to Participants who are using Dollar Cost Averaging.

Endorsed and made part of the Contract and the Certificate on [November 1, 2003].
/s/ Keith Gubbay
President ING Life Insurance and Annuity Company

EGOVCC-NYS-03